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EXHIBIT 1A-13

TESTING THE WATERS

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SOCIAL POSTS

04.21.2020. - Facebook post

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04.21.2020. - Instagram post

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04.22.2020. - Twitter post

04.23.2020. - Instagram post

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04.24.2020. - Facebook & LinkedIn Post

04.25.2020. - Facebook post

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04.25.2020. - Instagram post

04.27.2020. - Facebook & LinkedIn Post

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04.27.2020. - Instagram Post

04.29.2020. - Facebook & LinkedIn Post

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04.29.2020. - Instagram Post

05.01.2020. - Facebook & LinkedIn Post

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05.03.2020 - Instagram post

05.07.2020.- Facebook & LinkedIn Post

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05.07.2020. - Instagram post

EMAIL

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Email 1:

Subject: Welcome to the rEVOlution. [from CEO John Norman]

We want to create tomorrow’s champions, and we want you to be a part of the journey.

I’m John Norman, CEO of Evolution Development Group, Inc., or EVO for short. Thank you for signing up to learn more about investing in what we believe will bring about profound change in the world of individual sports.

In the coming months we hope we’ll be qualified by the U.S. Securities and Exchange Commission (the “SEC”), and will be open to investment from you, and everyone else. This type of early-stage investment in a private company was not legal until 2015, when something called the JOBS Act went into effect. Before that, only the rich and well-connected were allowed to make these kinds of private investments at an early stage.

We’re really excited to be a first-of-its-kind business model built for the underdog and every fan. If you invest in EVO, we believe it will help us rewrite the journey for struggling athletes in today’s sports. We believe that as  EVO helps its talented athletes to compete without the burdens of financial strife, the world of individual sports will EVOLVE to be a more exciting and fertile ground for competition—and when they succeed, you will succeed—it’s that simple.

We’ll update you often on our progress, and let you know when our stock offering goes live. In the meantime, feel free to follow us and join us in conversation, on Twitter, Facebook, Instagram, and Linkedn. [LINKS]

Welcome to the rEVOlution. Let’s win together!

John Norman

[Footer]

Evolution Development Group, Inc. (“EVO”) is “testing the waters” for a possible offering of securities under Regulation A of the JOBS Act. No money or other consideration is being solicited by the company at this time, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is qualified, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date.

Your indication of interest involves no obligation or commitment of any kind. If an offering statement has been filed, you may obtain a copy of the most recent version of the Preliminary Offering Circular by downloading it from the SEC’s website by clicking on this link or from Kendall Almerico at Kendall A. Almerico P.A., 1440 G Street NW, Washington DC 20005, or by e-mailing info@evolutiondg.com.

EXPLAINER VIDEO SCRIPT

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SCENE	VIDEO	AUDIO
1	Text on screen over brand-style background.	Okay, so you want to know about EVO.
2	EVO logo, and the words “Athlete Development Company” animates in below. Slide off to reveal	EVO is an athlete-development company, and they’re here to solve a major problem in individual professional sports.
3	Imagery from all these sports slide in from the side and fill up the screen like the top of THIS.	Think: racing, fighting, tennis, golf—sports like that.
4	Text on screen over brand-style background.	What’s the problem?
5	Closeup of a golf ball on the grass. A club is coming down for a perfect swing but just as it hits, the ball becomes a big bag of money. The club just hits the side of the bag and falls away.	Money.
6	An icon of an athlete. The camera swings around them to reveal a long line of people behind them (in icon form to represent each profession).	Behind every elite professional athlete are trainers, coaches, managers, doctors, physical therapists, accountants, and more…and they all need to get paid.
7	A high energy shot of an athlete training animates into a shot of a lone person working a solitary job (welding, cleaning a floor, construction)	So, while the well-funded are resting, or training, for the next big event, their underfunded contender is busy working a second, or third job, and unable to focus on their skills..
8	Images of various athletes in heroic poses on a street mural dissipate, leaving a blank wall	As a result, many promising athletes have to drop out of the game before reaching their true potential.

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9	Camera pans from the blank wall to a dark alley where an EVO logo lights up in bright red neon with a powerful sound	So, what’s EVO going to do?
10

Iconography of three athletes (with at least one female) starting in black and white and ramping into EVO red-tinted color as digital readouts/HUD-style graphics show their improving funding and accolades stats

They’re going to sign these athletes, and help fund and develop them into top contenders with high earnings potential.
11	Text on screen over brand-style background.	What does that mean to you?
12	Iconography of two fighters in a ring. Camera pans out past the heads of a crowd of fans (fan icons). They all raise their hands and cheer.	Well, you can be a part of EVO’s investment in these athletes. The company is funded by you, the fans—you own it.
13

Icon of a person holding a single dollar drops into an EVO logo. A group of athletes drops out of the EVO logo. The athletes then drop on to podium-tops, winner’s circles, etc.  Then, the original person icon drops out, now holding several dollars.

By investing in EVO, you’re investing in EVO athletes, and when they win, you win, by getting a share of their earnings. It’s that simple.
14	Stunning imagery of each of these sports over brand-style background.	Imagine getting in on the money earned by a future winner of the Indy 500, a winner on the PGA Tour, or a World Champion in combat sports.
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The images spread out and set themselves into iconography of televisions. A bar scene fades in around these TVs with iconography of three friends sitting at a bar together. They raise their arms in a cheer.

Imagine sitting at a bar with these sports on TVs all around you, and knowing you’re invested in all of them.

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16

Iconography of many different kinds of individual sports, but only with a couple of participants each. The number of participants (athlete) grows, but these new athletes have EVO logos on them. Winners from each sport are singled out, and many of them have EVO logos.

Iconography of fans appear below. The EVO athletes drop down and crowd surf.

“Win Together” logo fades in below the EVO logo against brand-style background.

EVO will change the way fans experience individual sports. Because if more athletes can afford to stay in the game, then the game gets more competitive and more exciting, and the EVO athletes who win give you the chance to Win Together!

17	We Build Champions With You	[TEXT ON SCREEN] [LOGO] Learn More About Investing: www.EVOInvest.com

WEBSITE

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Homepage

Evoinvest.com

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ADS

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